BOWATER INCORPORATED AND SUBSIDIARIES
Exhibit 12.1
Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Six Months Ended June 30,
	2006	2005

Earnings:
Income (loss) before income taxes, minority interests and cumulative effect of accounting change	$13.3	$(16.8)

Add: Fixed charges from below	105.0	102.9
Less: Capitalized interest	2.8	0.2

	$115.5	$85.9

Fixed Charges:

Interest expense, net of interest capitalized	$98.7	$99.5
Capitalized interest	2.8	0.2
Estimate of interest within rental expense	1.6	0.9
Amortized premium and discounts related to indebtedness	1.9	2.3

	$105.0	$102.9

Ratio of Earnings to Fixed Charges	1.1x	—

Deficiency of Earnings to Fixed Charges	$—	$17.0

49